AKIN GUMP
STRAUSS HAUER & FELD LLP
Attorneys at Law

February 16, 2006

<u>**BY EDGAR AND BY HAND**</u>

Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-7410
Attention: H. Roger Schwall
            Assistant Director

  RE: **UAP Holding Corp.**
         Registration Statement on Form S-3
         Filed January 24, 2006 [sic]
         File No. 333-129623 [sic]
         Form 10-K for the Fiscal Year Ended February 27, 2005
         File No. 0-51035

         United Agri Products, Inc.
         Form 10-K for the Fiscal Year Ended February 27, 2005
         File No. 333-111710

Ladies and Gentlemen:

   Set forth below are the responses of UAP Holding Corp. (the "Company") to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated February 15, 2006 (the "Comment Letter") with respect to the above-referenced registration statement on Form S-3 (File No. 333-131080) (the "Registration Statement"). Enclosed herewith is a copy of Amendment No. 1 to the Registration Statement (the "Amendment"), which has been marked to indicate the changes made to the Registration Statement as originally filed on January 18, 2006. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

   For your convenience, we have set forth below the Staff's comments in bold typeface followed by the Company's response thereto. Caption references and page numbers refer to the captions and pages contained in the Amendment, unless otherwise indicated. Capitalized terms

AKIN GUMP
STRAUSS HAUER & FELDᴸᴸᴾ
━━━━━━━━━━ Attorneys at Law

used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

Form S-3

General

1. **Provide further disclosure regarding the reasons for the divestiture by Apollo Management V, L.P. of its shares. We may have further comment.**

   Revisions have been made to page 11 in response to this comment. The Staff is supplementally advised that, as disclosed in the Company's filings, Apollo entered into a registration rights agreement with the Company in November 2003, at the time of the original investment in the Company, to facilitate Apollo's ability to sell shares of stock in the future.

Risk Factors, page 2

2. **It would appear that your equity sponsor, Apollo Management V, L.P. intends to divest itself of all ownership of shares it currently owns of the company. Your risk factor disclosure does not convey the impact that this apparent change of control could have. Please revise your risk factor discussion to clarify in the risk factor on page 8 the impact the divestiture by your equity sponsor could have on your business, future plan of operations, management and governance.**

   Revisions have been made to page 8 in response to this comment. The Staff is supplementally advised by the Company that the sale by Apollo of all of its shares of the Company's stock would not trigger a change of control under the Company's debt agreements or other material contracts and is not expected to have any meaningful impact on the Company's business, future plan of operations or management, except for the anticipated change in board composition that is disclosed in the Amendment.

Selling Stockholders, page 11

3. **Please identify any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling**

AKIN GUMP
STRAUSS HAUER & FELD LLP
━━━━━━━━━━ Attorneys at Law

Securities and Exchange Commission
February 16, 2006
Page 3 of 4

stockholder received its shares as compensation for underwriting activities. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

The Company confirms to the Staff that none of the selling stockholders are registered broker-dealers or affiliates of registered broker-dealers. Accordingly, we believe that no revisions to the disclosure contained in the Amendment are required in response to this comment.

Forms 10-K for UAP Holdings and United Agri Products

Please amend the Forms 10-K within 10 business days in response to the following comment.

Note 14, Business Segment and Related Information

4.   We note your disclosure within the Forms 10-K for the fiscal year ended February 27, 2005 filed by UAP and by United Agri Products, Inc. that you operate in one segment. We further note your disclosure under Business Operations that you "operate [y]our business through two primary divisions: Distribution and Products." Please expand your disclosure to indicate the factors used to identify your reportable segments, including the basis of organization and whether operating segments have been aggregated in accordance with paragraph 26 of SFAS 131. In addition, please explain the basis for your conclusion that you have one operating segment, based on the guidance in SFAS 131.

We propose to include the following disclosure in response to this comment:

"Management has organized the Company around the products and Distribution divisions, but it manages the Company as a single segment engaged in the sale of agricultural inputs to growers and regional dealers. The Products division's primary focus is the sourcing of private label and proprietary products for sale by the Distribution division and its operations are tightly integrated with those of the Distribution division. When making management decisions to allocate resources the anticipated results of the Products division are aggregated with those of the Distribution division to arrive at an outcome. Combined performance is also considered when making operating decisions, such as procurement, logistics, warehousing, pricing, terms, sales personnel and management goals and incentives, and supplier relations. In summary, the Company views the Products division as one component of the procurement, logistics, and supply chain functions of the Company.

The Products division does not meet any of the quantitative thresholds for identifying reportable segments as outlined in SFAS 131, Disclosures about Segments of an Enterprise and Related Information, having less than 10% of total revenues, less than 10% of total profit, and less than 10% of total assets for the fiscal year ended February 27, 2005.

The two Divisions also meet the aggregation criteria as outlined in SFAS 131, having similar (1) economic characteristics, (2) products and services, (3) customers, (4) distribution channels, and (5) regulatory environments.

AKIN GUMP
STRAUSS HAUER & FELD LLP
Attorneys at Law

Securities and Exchange Commission
February 16, 2006
Page 4 of 4

Because of the integrated nature of the two Divisions and the meeting of the quantitative thresholds and aggregation criteria as defined in SFAS 131, we have determined that the Company has one reporting segment, engaged in the sale of agricultural inputs to growers and regional dealers."

The Company provides the following supplemental information to further advise the Staff on the Company's analysis of the aggregation criteria as defined in SFAS 131:

Aggregation Criteria:

Economic Characteristics: Because the products sourced by the Products division are so similar to the branded alternatives that are also sold by the Distribution division, economic characteristics, such as price and terms to customers, inventory stocking requirements, terms from suppliers, logistics, seasonality, and capital requirements are very similar. Business risks are also very similar, such as product obsolescence risk, risk of generic or competitive entry, and regulatory risk.

Products and Services: The products sourced by the Products division are agricultural chemicals, fertilizer and seed, the same as the Distribution division. In fact, like many private labels in other industries, most of the products supplied by the Products division differ from branded alternatives in brand name only, and are sold alongside those alternatives in the Distribution division. In many cases, our Products division is sourcing private label brands from the same manufacturer that produces the branded alternative, a process which requires coordination between the Products division and the Distribution division.

Customers: The customers who buy our private label and proprietary products are growers and regional dealers, the same customers as the Distribution division. In many cases, the Company will bundle private label and proprietary products with the branded alternative in an attractive package to the end customer.

Distribution Channels: The products sourced by the Products division are sold by our Distribution division in the same stores, by the same sales personnel.

Regulatory Environment: The products sourced by the Products division are regulated by the same state and federal agencies that regulate the other products sold by our Distribution division. The laws that apply to both divisions are the Federal Insecticide, Fungicide, and Rodenticide Act; the Emergency Planning and Community Right to Know Act; the Clean Water Act; the Clean Air Act; the Resource Conservation and Recovery Act; the Occupational Safety and Health Act; the Hazardous Materials Transportation Act; and various state laws and regulations.

However, in lieu of amending the Form 10-Ks, the Company respectfully requests the Staff's consent to include the above additional disclosures in the Form 10-Ks for the fiscal year ending February 26, 2006.

* * * *

Please do not hesitate to contact the undersigned at (212) 872-8115 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/   ROSA A. TESTANI
Rosa A. Testani

Enclosures

cc: Securities and Exchange Commission
Jennifer Goeken
Jill Davis
Melissa Campbell Duru

UAP Holding Corp.

L. Kenny Cordell
Dave Bullock
Todd Suko